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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cal Dive International, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
12802T 10 1
(CUSIP Number)
January 28, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12802T 10 1	Page	2	of	3 Pages

1	NAMES OF REPORTING PERSONS Helix Energy Solutions Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

	5	SOLE VOTING POWER

NUMBER OF		47,942,022 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		47,942,022 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,942,022 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

51%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Helix Energy Solutions Group, Inc.	Page 3 of 3 Pages

Item 1.	(a)	Name of Issuer: Cal Dive International, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
2500 CityWest Boulevard, Suite 2200
Houston, Texas 77042

Item 2.	(a)	Name of Person Filing: Helix Energy Solutions Group, Inc.

	(b)	Address of Principal Business Office or, if none, Residence:
400 North Sam Houston Parkway East, Suite 400
Houston, Texas 77060

	(c)	Citizenship: Minnesota

	(d)	Title of Class of Securities: Common Stock, $0.01 par value

	(e)	CUSIP Number: 12802T 10 1

Item 3.	Not Applicable.

Item 4.	(a)	Amount Beneficially Owned: 47,942,022 shares

	(b)	Percent of Class: 51% (based on 93,946,409 shares outstanding on January 28, 2009).

	(c)	Number of Shares as to Which Such Person Has:

(i) Sole Power to Vote or Direct the Vote: 47,942,022 shares
(ii) Shared Power to Vote or Direct the Vote: -0-
(iii) Sole Power to Dispose or to Direct the Disposition of: 47,942,022 shares
(iv) Shared Power to Dispose or to Direct the Disposition of: -0-

Item 5.	Not Applicable

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	Not Applicable

Item 9.	Not Applicable

Item 10.	Not Applicable
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2009

Date

HELIX ENERGY SOLUTIONS GROUP, INC.

/s/ Anthony Tripodo

Name: Anthony Tripodo
Title: Executive Vice President and Chief Financial Officer